02037366

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of May, 2002

P.E. 5-1-02

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

VANCAN CAPITAL CORP.

INFORMATION CIRCULAR

FOR AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2002

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation by management of Vancan Capital Corp. (the "Corporation" or the "Company") of proxies for an annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on June 18, 2002 at the offices of Hemsworth, Schmidt, Barristers and Solicitors, 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6, at 11:00 a.m. (Vancouver time).

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may, without special compensation, solicit proxies by telephone, facsimile, or in person.

APPOINTMENT AND REVOCATION OF PROXY

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of Proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the first page of the form of proxy.

A form of proxy will not be valid for the Meeting or an adjournment of the Meeting unless it is completed and signed by the shareholder or by his attorney authorized in writing and delivered to the Computershare Trust Company, 510 Burrard Street, Vancouver, BC, V6C 3B9, not less than forty-eight hours before the Meeting or any adjournment of the Meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the offices of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which time the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors or professional advisers of or to the

Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. **In the absence of such direction, the shares shall be voted in favour of:**

(a) the election of the persons proposed to be nominated as directors;

(b) the appointment of Abdul R. Allibhai, Chartered Accountant, as auditor for the Corpor- ation for the ensuing year;

(c) the resolution to approve private placement amounts;

(d) the resolution to ratify and approve stock options;

(e) the resolution to delist the common shares from the facilities of the TSX Venture Exchange.

(f) On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

The enclosed form of proxy confers discretionary authority upon the person indicated in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting. At the time of printing of the Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares, of which 1,298,125 common shares were issued and outstanding at the date of this Information Circular. The Corporation has no issued and outstanding preferred shares.

Each common share entitles the holder of the common share to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the common shares of the Corporation.

The directors of the Corporation have fixed May 13, 2002 as the record date for determination of the persons entitled to receive notice of the Meeting.

Shareholders as of the record date are entitled to vote their common shares except to the extent that they have transferred the ownership of any of their shares after the record date. The transferees of those shares must produce properly endorsed share certificates or otherwise establish that they own the shares, and demand, not later than 10 days before the meeting, that their name be included in the shareholder list before the meeting, in which case the transferees are entitled to vote their shares at the meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation as of the date of this Information Circular:

As at the date hereof, the directors and senior officers of the Corporation beneficially, directly or indirectly exercise control or discretion over approximately 13.96% of the outstanding shares of the Corporation.

Advice to Beneficial Holders of Common Shares.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by

Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

ELECTION OF DIRECTORS

At the Meeting it is proposed that the directors whose names are set out in the table below be elected to serve until the next annual meeting or until their successors are elected or appointed in accordance with *The Business Corporations Act (Alberta)* and the By-laws of the Corporation. There are presently three (3) directors of the Corporation.

The following table indicates the names of the nominees for directors, the principal occupation of each such person and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled, as at the date of this Information Circular, and is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an audit committee, the proposed members of which are indicated in the table.

Name, Residence, Date First Became a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Owned and/or Controlled
MOUNIR NASSAR * Burnaby, BC Director since 1994	President and Director of the Corporation since 1994. Secretary-Treasurer of the Corporation since 1996.	125,000
STUART ROGERS Vancouver, B.C. New Appointment	President and Director of West Oak Capital Group Inc. 1990 to Present	0
ANTHONY D'EON* Vancouver, B.C. Director since May 2001	Education RESP Sales; Retail Salesman	5,375
FAYZ YACOUB * Vancouver, BC Director since May 1999	Professional Consulting Geologist since 1994.	Nil

* Member of the Audit Committee

STATEMENT OF EXECUTIVE COMPENSATION

1. Directors

In the last completed financial year of the Corporation the directors of the Corporation were not paid cash compensation in their capacities as such. The directors are reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors

2. Officers

The Corporation has one Executive Officer and pursuant to a Management Contract dated October 1, 1997 and renewed between the Corporation and the Executive Officer, the Officer was paid or will be paid an aggregate of $60,000 for the fiscal year ended December 31, 2001. The officers are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as officers. The aggregate value of all other compensation not described in this Information Circular paid or payable by the Corporation to executive officers of the Corporation was nil.

3. Option Agreements

The Corporation has a Stock Option Plan (the "Plan") which was approved and adopted by the shareholders on October 18, 1999. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by The Canadian Venture Exchange, or such other more senior exchange on which the Corporation's shares are listed. See "Particular Matters to be Acted On".

There are no stock options granted and outstanding as at the date of this Information Circular.

No stock options have been exercised during the fiscal year ended December 31, 2001.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Directors, Officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had no direct or indirect interest in any proposed or ongoing material transaction involving the Corporation in the last fiscal year not otherwise disclosed herein.

INDEBTEDNESS OF SENIOR OFFICERS AND DIRECTORS

As of the date hereof, none of the senior officers or directors of the Corporation are indebted to the Corporation.

APPOINTMENT OF AUDITORS

The management of the Corporation proposes to nominate the Corporation's existing auditor, Abdul Allibhai, Chartered Accountant, as auditor or the Corporation until the next annual general meeting of shareholders at a remuneration to be fixed by the directors. Abdul Allibhai has been the Corporation's Auditor since 1995.

FINANCIAL STATEMENTS

The Corporation's financial statements for the financial year ended December 31, 2001 and the report of its auditors are attached to this Information Circular as Schedule "A".

PARTICULAR MATTERS TO BE ACTED UPON

1. An ordinary resolution approving the grant of authority to the Board of Directors to proceed with and complete one or more private placements within the 12 month period following the meeting

up to a maximum of 1,000,000 shares, an equal number of shares to be issued pursuant to share purchase warrants, plus any finders fees, and any consequential change in the effective control of the Company, provided that such placements are completed in accordance with the policies of the TSX Venture Exchange.

2. An ordinary resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

3. An ordinary resolution as follows:

"IT IS RESOLVED THAT, subject to any regulatory approval, the Company is authorized to make application for the delisting of the common shares from the facilities of the Canadian Venture Exchange and the directors of the Company are authorized to determine the timing and terms of such delisting in their sole discretion."

The Company's shares trade on the over-the-counter Bulletin Board. The management of the Company feels that it needs flexibility in its future plans. There are corporate opportunities in the United States which it may wish to pursue.

APPROVAL AND CERTIFICATION

The contents of this Information Circular and the Proxy Solicitation, and the sending of these documents, have been approved by the board of directors of the Corporation.

This Information Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading.

"Mounir Nassar"
President and Chief Executive Officer

Vancouver, B.C. May 13, 2002

Venture Exchange;

5. Vote • Against •
An ordinary resolution to delist the common shares of the Company from the facilities of the TSX Venture Exchange;

6. Or any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the election of directors, the appointment of the auditors and of the delisting of the Company's from the TSX Venture Exchange, all as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporation seal and by an office or attorney duly authorized by the corporation, and must be received at the offices of Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than forty-eight hours before the extra-ordinary meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this _____ day of ________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

VANCAN CAPITAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of the Shareholders of Vancan Capital Corp. (the "Corporation") will be held at the offices of Hemsworth, Schmidt, Barristers and Solicitors, #430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6, on Tuesday, June 18, 2002 at 11:00 a.m. (Vancouver time) for the purposes of:

(a) receiving and considering the audited financial statements of the Corporation for the year ended December 31, 2001, and the report of its auditors;

(b) electing the directors for the ensuing year.

(c) appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

(d) To approve, as an ordinary resolution, to grant authority to the Board of Directors to proceed with and complete one or more private placements within the 12 month period following the meeting up to a maximum of 1,000,000 shares, an equal number of shares to be issued pursuant to share purchase warrants, plus any finders fees, and any consequential change in the effective control of the Company, provided that such placements are completed in accordance with the policies of the TSX Venture Exchange;

(e) As an ordinary resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(f) considering and, if appropriate, approving an ordinary resolution to delist the common shares of the Company from the facilities of the TSX Venture Exchange, as more particularly set out in the accompanying Information Circular;

(g) transacting such other business as may properly come before the said Meeting or any adjournment(s) thereof;

DATED: May 13, 2002

By Order of the Board of Directors

"Mounir Nassar"

MOUNIR NASSAR
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING

PROXY to Computershare Trust Company, 510 Burrard Street, Vancouver, BC, V6C 3B9 not less than 48 hours before the Meeting or any adjournment thereof.

VANCAN CAPITAL CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ON JUNE 18, 2002

Proxy Solicited By Management of VANCAN CAPITAL CORP.

The undersigned shareholder of Vancan Capital Corp. (the "Corporation") constitutes and appoints:

MOUNIR NASSAR, President of the Corporation,

or failing him

WILLIAM E. SCHMIDT, solicitor of the Corporation,

or instead of either of the above:

____________________ of ________________

as proxy of the undersigned, with power of substitution, to attend act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on _____________, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote • Withhold from voting •
in respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2. Vote • Withhold from voting •
In respect of the appointment of Abdul Allibhai, Chartered Accountant, as auditor until the next annual and general meeting of shareholders and the authorizing of the directors to fix the auditor's remuneration.

3. Vote • Against •
An ordinary resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

4. Vote • Against •
An ordinary resolution to approve to grant authority to the Board of Directors to proceed with and complete one or more private placements within the 12 month period following the meeting up to a maximum of 1,000,000 shares, plus an equal number of shares to be issued pursuant to share purchase warrants and any finders fees, and any consequential change in the effective control of the Company, provided that such placements are completed in accordance with the policies of the TSX

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ Schedule A
__X__ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **CEDAR CAPITAL CORP.**

ISSUER ADDRESS: **SUITE 430, 580 HORNBY STREET**
VANCOUVER, B.C. V6C 3B6

ISSUER PHONE NUMBER: **(604) 618-1966**

ISSUER FAX NUMBER: **(604) 687-0586**

CONTACT PERSON: **MOUNIR NASSAR**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 618-1966**

CONTACT EMAIL ADDRESS: **NONE**

WEB SITE ADDRESS: **NONE**

FOR QUARTER ENDED: **DECEMBER 31, 2001**

DATE OF REPORT: **MARCH 7, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

MOUNIR NASSAR		**02/03/07**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
ANTHONY D'EON		**02/03/07**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED(YY/MM/DD)**

CEDAR CAPITAL CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000

AND THE YEAR ENDED MARCH 31, 2000

CEDAR CAPITAL CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000

AND THE YEAR ENDED MARCH 31, 2000

INDEX

AUDITOR'S REPORT

To the Shareholders of
Cedar Capital Corp.

I have audited the balance sheets of Cedar Capital Corp. as at December 31, 2001, December 31, 2000 and March 31, 2000 and the statements of loss and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, December 31, 2000 and March 31, 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

"Abdul R. Allibhai"
Chartered Accountant

Vancouver, B.C.
March 7, 2002

CEDAR CAPITAL CORP.

BALANCE SHEETS

AS AT

(Expressed In Canadian Dollars)

	December 31, 2001	December 31, 2000	March 31, 2000
ASSETS			
CURRENT			
Cash and short-term deposits	$ **1,760**	$ 70,115	$ 130,212
Accounts receivable	**472**	24,543	1,830
Prepaids and advances	**-**	50	1,175
	2,232	94,708	133,217
INTEREST IN MINERAL PROPERTY *(Note 4)*	**-**	126,271	117,102
OFFICE EQUIPMENT, net of accumulated depreciation of $2,811 (Dec. 31, 2000: $2,450, March 31, 2000: $2,132)	**1,442**	1,803	2,122
	$ **3,674**	$ 222,782	$ 252,441
LIABILITIES			
CURRENT			
Accounts payable *(Note 5)*	$ **66,229**	$ 3,833	$ 10,269
SHAREHOLDERS' EQUITY (DEFICIENCY)			
SHARE CAPITAL *(Note 6)*			
Authorized: Unlimited number of voting common shares without par value			
Unlimited number of preferred shares without par value			
Issued: 5,192,500 (March 31, 2000: 5,017,500) common shares	**787,419**	787,419	708,669
DEFICIT	**(849,974)**	(568,470)	(466,497)
	(62,555)	218,949	242,172
	$ **3,674**	$ 222,782	$ 252,441

APPROVED BY THE DIRECTORS:

_______________ Director

_______________ Director

See accompanying notes

CEDAR CAPITAL CORP.

STATEMENTS OF LOSS AND DEFICIT

FOR THE PERIODS ENDED

(Expressed In Canadian Dollars)

	12 months to December 31, 2001	9 months to December 31, 2000	12 months to March 31, 2000
REVENUE			
Interest	$ **1,850**	$ 2,767	$ 3,688
EXPENSES			
Consulting	**3,088**	17,829	-
Depreciation	**361**	319	530
Management fees *(Note 5)*	**60,000**	45,000	40,000
Office and sundry	**3,703**	1,123	3,470
Professional fees	**54,716**	10,850	14,029
Property investigation costs	**-**	3,932	4,959
Regulatory fees	**3,195**	3,120	5,013
Rent	**9,000**	6,750	9,000
Shareholder relations	**2,908**	673	1,627
Telephone	**3,775**	2,649	3,899
Transfer agent	**5,188**	3,598	3,482
Travel and promotion	**7,806**	8,897	9,421
	153,740	104,740	95,430
LOSS BEFORE UNDER-NOTED ITEMS	**151,890**	101,973	91,742
Incorporation costs written off	-	-	1,354
Interest in mineral property written off *(Note 4)*	**129,614**	-	-
LOSS FOR THE PERIOD	**281,504**	101,973	93,096
DEFICIT, BEGINNING OF PERIOD	**568,470**	466,497	373,401
DEFICIT, END OF PERIOD	$ **849,974**	$ 568,470	$ 466,497
LOSS PER COMMON SHARE	$ **0.05**	$ 0.02	$ 0.02

See accompanying notes

CEDAR CAPITAL CORP.

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

(Expressed In Canadian Dollars)

	12 months to December 31, 2001	9 months to December 31, 2000	12 months to March 31, 2000
CASH PROVIDED BY (USED FOR):			
OPERATING ACTIVITIES			
Loss for the period	$ **(281,504)**	$ (101,973)	$ (93,096)
Adjust for items not involving cash:			
Depreciation	**361**	319	530
Incorporation costs written off	**-**	-	1,354
Interest in mineral property written off	**129,614**	-	-
	(151,529)	(101,654)	(91,212)
Changes in non-cash working capital items:			
(Increase) decrease in accounts receivable	**1,071**	287	3,810
(Increase) decrease in prepaids and advances	**50**	1,125	1,875
Increase (decrease) in accounts payable	**62,396**	(6,436)	5,079
	(88,012)	(106,678)	(80,448)
FINANCING ACTIVITIES			
Proceeds of issuance of common shares	**-**	56,250	139,994
INVESTING ACTIVITIES			
Mineral property costs – recovery (expense)	**19,657**	(9,669)	(103,281)
DECREASE IN CASH DURING THE PERIOD	**(68,355)**	(60,097)	(43,735)
CASH, BEGINNING OF PERIOD	**70,115**	130,212	173,947
CASH, END OF PERIOD	$ **1,760**	$ 70,115	$ 130,212

See accompanying notes

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001 THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000 AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

1. NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp. Subsequently, by Articles of Amendment dated June 15, 1994 its private company restrictions were removed and by articles of amendment dated January 10, 1995, the Company's name was changed to Cedar Capital Corp. The Company is in the business of exploring and developing mineral properties.

2. SIGNIFICANT ACCOUNTING POLICIES

a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as indicated in *Note 9*, they also comply, in all material respects, with generally accepted accounting principles in the United States.

b) Mineral Properties

Property acquisition costs and related exploration and development costs are deferred until the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge is made to operations for the period. The recovery of costs is dependent upon the discovery of reserves, the ability of the Company to obtain financing to complete their development and attaining profitable operations.

c) Depreciation

Office equipment is depreciated at 20% per annum on a declining balance basis.

d) Loss Per Share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.

e) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

3. FINANCIAL INSTRUMENTS

As at December 31, 2001, December 31, 2000 and March 31, 2000, the fair value of cash and short-term deposits, accounts receivable, prepaids and advances and accounts payable approximates carrying value because of the short-term maturity of these instruments.

4. INTEREST IN MINERAL PROPERTY

Fireweed Property, B.C.

During the year ended March 31, 2000, the Company entered into an option agreement to earn a 50% interest in the Fireweed mineral claim located in the Omineca Mining Division in the Province of British Columbia. During the year ended December 31, 2001 the Company terminated its option. The related acquisition and exploration costs of $129,614 were written off.

A summary of the property costs incurred is as follows:

Acquisition		
Deemed value of shares issued	$	33,750
Exploration		
Drilling		72,572
Assays		1,817
Contract geologist		12,064
Report preparation		5,948
Staking and recording fees		6,106
Supervision		4,000
Field expenses		3,105
Management fee		9,909
		115,521
TOTAL COSTS		149,271
Less B.C. Mining Exploration tax credit		(19,657)
NET COSTS WRITTEN OFF	$	129,614

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

5. RELATED PARTY TRANSACTIONS

Pursuant to the management contract renewed on February 1, 2000, a fee of $5,000 per month is payable to the President of the Company.

Pursuant to the contract, management fees of $60,000, $45,000 and $40,000 were paid or accrued during the periods ended December 31, 2001, December 31, 2000 and March 31, 2000. As at December 31, 2001 the accounts payable included $35,000 of unpaid management fees.

6. SHARE CAPITAL

Changes to the issued capital of the Company from incorporation to December 31, 2001 are as follows:

	Number of Shares	Amount
During year ended March 31, 1995		
Escrow shares *(Note 6a)*	1,500,000	$ 75,000
Balance, March 31, 1995	1,500,000	75,000
Public offering *(Note 6b)*	2,000,000	156,675
Agent's option *(Note 6b)*	100,000	10,000
Balance, March 31, 1996	3,600,000	241,675
Agent's option *(Note 6b)*	100,000	10,000
Private placements *(Note 6c)*	350,000	174,250
Stock options *(Note 6d)*	217,500	21,750
Shares issued for Harrison Lake property	50,000	17,500
Balance, March 31, 1997	4,317,500	465,175
Warrants exercised *(Note 6c)*	175,000	96,250
Balance, March 31, 1998 and 1999	4,492,500	561,425
Public offering *(Note 6e)*	500,000	135,994
Shares issued for mineral property *(Note 4)*	25,000	11,250
Balance, March 31, 2000	5,017,500	708,669

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

6. SHARE CAPITAL (Continued)

	Number of Shares	Amount
Balance, March 31, 2000	5,017,500	708,669
Shares issued for mineral property *(Note 4)*	50,000	22,500
Exercise of warrants *(Note 6e)*	125,000	56,250
Balance December 31, 2000 and 2001	5,192,500	$ 787,419

a) Escrow Shares

During the year ended March 31, 1995, 1,500,000 common shares were issued to be held in escrow. These shares may not be traded, released, transferred or dealt with in any manner without the consent of the Executive Director of the Alberta Securities Commission. During the year ended March 31, 1998, 1,000,000 shares were released from escrow. The remaining 500,000 shares were released from escrow during the year ended March 31, 1999.

b) Public Offering

During the year ended March 31, 1996 the Company completed a public offering pursuant to which 2,000,000 shares were issued at $0.10 per share. Financing costs of $23,325 and agent's commission of $20,000 relating to the offering were deducted from the gross proceeds of $200,000.

The agent handling the public offering was granted an option to acquire 200,000 common shares at a price of $0.10 per share of which 100,000 shares were issued during the year. The balance was issued during the year ended March 31, 1997.

c) Private Placements

Pursuant to various private placement agreements, the Company issued 200,000 shares at $0.50 per share and 150,000 shares at $0.55 per share during the year ended March 31, 1997. A finder's fee of $8,250 was paid in connection with the private placement. The investors received share purchase warrants to purchase 175,000 shares at $0.55 per share exercisable by June 1, 1997. These warrants were exercised during the year ended March 31, 1998.

CEDAR CAPITAL CORP.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000**

(Expressed In Canadian Dollars)

6. SHARE CAPITAL (Continued)

d) Stock Options

During the year ended March 31, 1997, directors exercised their stock options to purchase 217,500 shares of the Company at $0.10 per share.

On January 7, 2000 the Company granted stock options to its directors to purchase 524,200 shares at $0.56 per share, exercisable up to January 7, 2002. During the year ended December 31, 2001, the option granted to one of the directors to purchase 249,600 shares expired upon his resignation from the Board of Directors. The remaining options to purchase 274,600 shares expired on January 7, 2002.

On October 11, 2000 the Company granted stock options to a consulting company to purchase 20,000 shares of the Company at $0.80 per share exercisable by October 11, 2001. These options expired on the due date.

e) Public Offering

During the year ended March 31, 2000, the Company filed a prospectus with the British Columbia Securities Commission to facilitate the sale and issue of 500,000 common shares of the Company at a price of $0.45 per common share. The Offering Agent charged a commission of $0.05 per share. The Agent received a share purchase warrant entitling the Agent to purchase up to 125,000 shares at a price of $0.45 per share. This warrant was exercised during the period ended December 31, 2000.

The Company received net proceeds of $135,994 from the Offering after Agent's commission of 10% of the offering price per share which equals $0.045 per share, the Agent's fee of $0.005 per share sold, the Agent sponsorship fee and costs of the Offering.

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

7. INCOME TAXES

The Company has non-capital losses of approximately $713,622 available to offset future taxable income in Canada, which expire between 2002 and 2008. The benefit of these loss carry-forwards has not been recognized in the financial statements.

In addition, there are resource-related expenditures totalling $188,202 which can be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2001:

a) The Company changed its name to Vancan Capital Corp.

b) The Company consolidated its authorized and issued share capital on the basis of four such shares before consolidation being consolidated into one share.

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively "US GAAP"). Material differences to these financial statements are as follows:

a) Development stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the development stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties. Accounting principles for development stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the development stage. However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements.

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b) Statement of stockholders' equity:

US accounting standards require a separate Statement of Stockholders' Equity disclosing historical transactions from inception. The information required in this statement is otherwise presented in the financial statements and in *Note 6.*

c) Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs are deferred and amortized as disclosed in *Note 2*. Under US GAAP, mineral property costs are expensed as incurred until such time as economic reserves are discovered.

d) Stock-based compensation:

As described in *Note 6*, the Company has granted stock options to certain directors, employees and consultants. Under Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Under US GAAP, the Company accounts for stock-based compensation in respect to stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"). In addition, as required by SFAS 123, the Company has estimated the fair market value of stock options granted to directors and employees by applying the fair value method using the Black-Scholes option pricing model assuming a dividend yield of 0%, a risk-free interest rate of 5%, an expected life of two years and an expected volatility of 69%. The resulting fair value of options granted is $120,000 resulting in a pro-forma net loss of $330,198 and a pro-forma net loss per share of $0.06 for the 12 months ended March 31, 2000.

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The effect of the accounting differences for exploration costs and stock-based compensation is as follows:

	12 months to December 31, 2001	9 months to December 31, 2000	12 months to March 31, 2000	April 25, 1994 (inception) to December 31, 2001
	$	$	$	$
Total assets, Canadian GAAP	3,674	222,782	252,441	-
Less: deferred exploration costs	-	(126,271)	(117,102)	-
Total assets, US GAAP	3,674	96,511	135,339	-
Deficit, Canadian GAAP	(849,974)	(568,470)	(466,497)	(849,974)
Deferred exploration costs	-	(126,271)	(117,102)	-
Stock-based compensation	(6,611)	(6,611)	-	(6,611)
Deficit, US GAAP	(856,585)	(701,352)	(583,599)	(856,585)
Net loss, Canadian GAAP	(281,504)	(101,973)	(93,096)	(849,974)
Deferred exploration costs	126,271	(9,169)	(117,102)	-
Stock-based compensation	-	(6,611)	-	(6,611)
Net loss, US GAAP	(155,233)	(117,753)	(210,198)	(856,585)
Net loss per share, US GAAP	(0.03)	(0.02)	(0.04)	

CEDAR CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2000
AND THE YEAR ENDED MARCH 31, 2000

(Expressed In Canadian Dollars)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e) Recent accounting pronouncements:

On March 31, 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998. The Company has determined that the implementation of this standard will not have a material effect on its financial statements.

In July, 2001, the FASB issued Statement of Financial Accounting Standards No. 141, ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

In July, 2001, the FASB issued Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ______Schedule A
__X__Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **VANCAN CAPITAL CORP. (formerly - CEDAR CAPITAL CORP.)**

ISSUER ADDRESS: **SUITE 430, 580 HORNBY STREET**
VANCOUVER, B.C. V6C 3B6

ISSUER PHONE NUMBER: **(604) 618-1966**

ISSUER FAX NUMBER: **(604) 687-0586**

CONTACT PERSON: **MOUNIR NASSAR**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 618-1966**

CONTACT EMAIL ADDRESS: **NONE**

WEB SITE ADDRESS: **NONE**

FOR QUARTER ENDED: **DECEMBER 31, 2001**

DATE OF REPORT: **MARCH 7 , 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

MOUNIR NASSAR	"MOUNIR NASSAR"	02/03/07
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
ANTHONY D'EON	"ANTHONY D'EON"	02/03/07
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED(YY/MM/DD)**

CEDAR CAPITAL CORP.

SCHEDULE B

DECEMBER 31, 2001

2. Related Party Transactions:

   $60,000 was accrued to the Company's President for management fees for the year ended ended December 31, 2001 .

3. a) Summary of securities issued during the period:

   None

   b) Summary of stock options granted during the period:

   None.

4. a) Authorized Capital: Unlimited number of voting common shares without par value; Unlimited number of preferred shares without par value.

   b) Issued and outstanding: 5,192,500 common shares.

   c) i) Stock options outstanding to purchase shares of the Company:

Number of Shares	Exercise Price	Expiry Date
274,600	$0.56	January 7, 2002

   ii) Warrants outstanding to purchase shares of the Company:

   None.

   d) Shares in escrow:

   None

5. a) Directors:
   Mounir Nassar
   Anthony D'Eon
   Fayz Yacoub

   b) Officers:
   Mounir Nassar — President and Secretary

CEDAR CAPITAL CORP.

SCHEDULE C - MANAGEMENT DISCUSSION

DECEMBER 31, 2001

Overview

In May of the fiscal year ending December 2001, the Company had gone through some changes and developments that resulted in the interruption of the action plan that was being implemented to move to the next stage of asset acquisition and more shareholders' and investors' exposure in the North American market; as you recall earlier, in line with this approach, we successfully got the approval by the U.S. regulators and the Company's shares got listed on the Over The Counter-Bulletin Board.

With the interruption of the action plan, Management took a damage control direction and tried to put the pieces together. However, following various discussions and consultations, taking into consideration the prevailing market conditions of the venture capital industry, it was concluded to reorganize the corporate profile and establish a new share structure to attract good and viable business opportunities.

In line with this sequence of events, pursuant to a Special Meeting of Shareholders held on November 16, 2001; the restructuring proposal submitted by Management was approved, the reorganisation became effective on February 27, 2002: the company's capital was consolidated on a one new share for four old share basis, and the name changed from Cedar Capital Corp. to VANCAN CAPITAL CORP.

The Company currently has no asset and has no regular cash flow. The Company is therefore, dependent on raising funds by the issuance of shares in order to finance its operation and complete any further asset acquisition.

Since the completion of the reorganisation, Management is in an intensive reach and approach to identify the asset that will provide a balance sheet growth which will generate an added shareholders' value. The company is interlisted on the CDNX under the trading symbol "VCC"; and on the OTC-Bulletin Board with the trading symbol "VCCAF". We believe that this interlisting gives the Company a wider exposure in the investment community.

On behalf of the Board of Directors,

Mounir Nassar

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of May, 2002

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F____________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date May 14, 2002

By: "STUART ROGERS"
Stuart Rogers
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date May 14, 2002

By: ______________________
Stuart Rogers
Director